Filed pursuant to Rule 433 Registration Statement No. 333-180300-03 November 7, 2013

ETN Performance Report: October 2013

Credit Suisse ETNs seek to deliver access to alternative investment strategies in an exchange-traded format. They are senior, unsecured, unsubordinated debt securities designed to track the return of a specific market index less applicable fees. Each of the ETNs are listed on the NYSE Arca or the Nasdaq Stock Market, as applicable.1

Historical Performance[2]
		Inception	1 Month Total	3 Month Total	YTD Total	1 Year Total	Annualized
	Ticker	Date	Return	Return	Return	Return	Volatility**
Credit Suisse Equal Weight MLP Index ETN	MLPN	4/13/2010	4.87%	4.90%	32.02%	28.32%	14.27%
Credit Suisse Merger Arbitrage Index ETN	CSMA	10/1/2010	-0.42%	0.43%	5.85%	7.85%	4.46%
Credit Suisse Commodity Benchmark ETN*	CSCB	6/11/2013	-0.88%	-0.20%	1.00%	n/a	6.22%
Credit Suisse Commodity Rotation ETN*	CSCR	6/11/2013	-0.61%	-0.76%	-2.50%	n/a	5.62%
S&P 500 Total Return Index	SPTR		4.60%	4.75%	25.30%	27.18%	11.66%
DJ-UBS Commodity Index Total Return	DJUBSTR		-1.48%	-0.73%	-9.91%	-12.21%	10.71%
Barclays Capital US Aggregate Total Return Index	LBUSTRUU		0.81%	1.24%	-1.10%	-1.08%	3.17%
Gold Spot Price	GOLDS		-0.44%	-0.16%	-21.03%	-23.10%	20.33%
*Based on data since the inception date.
**Annualized volatility based on trailing 12 months (unless ETN inception is within the 12 month period, in which case, represents annualized volatility since inception).

Correlation Heat Map2,3

The matrix below depicts the correlation of the daily returns for each ETN, index or spot price, as applicable, over the past 12 months. Lighter colors represent higher correlations while darker colors represent lower correlations.

Monthly Performance2

The chart below depicts the monthly performance of each ETN along with several benchmark indices. All the returns have been sorted from largest to smallest return during the month. Note that the blue highlighted bars represent the benchmark indices.

For More Information:	ETN Desk: 212 538 7833	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn

1 We have no obligation to maintain any listing on NYSE Arca, the Nasdaq Stock Market or any other exchange and we may delist the ETNs at any time.

2 Past performance is not indicative of future results. The ETN total return information set forth herein for each of the ETNs (other than the MLPN ETN) is based on the indicative value of such ETN. The MLPN ETN total return is based on the indicative value of the MLPN ETN over the relevant period plus any coupon payments paid to holders of the MLPN ETN during the relevant period. The actual trading prices of the ETNs may vary significantly from their indicative values. Annualized volatility is calculated by annualizing the standard deviation of daily returns over the last twelve months or, in the case of CSCB and CSCR, since inception.

3 A correlation coefficient is a measure of how the value of two assets have changed in relation to each other. A correlation coefficient of 1 implies that as the value of one asset changed (either positively or negatively), the value of the other asset changed in the same direction. Alternatively, a correlation coefficient of -1 implies that the values of the assets moved in opposite directions. A correlation coefficient of 0 implies that changes in the value of the assets were random (no correlation).

Sources: Credit Suisse Alternative Capital, Inc., and Bloomberg. All data was obtained from publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse AG has not sought to independently verify information obtained from public and third-party sources.

Credit Suisse ETNs are senior, unsecured, unsubordinated debt securities designed to track the return of a specific market index less applicable fees. Each of the ETNs is listed on the NYSE Arca or the Nasdaq Stock Market, as applicable.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the applicable pricing supplement related to the ETNs discussed herein on our website at www.credit-suisse.com/etn.

You may access the prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.

Copyright ©2013. Credit Suisse Group AG and/or its affiliates. All rights reserved.

For More Information:	ETN Desk: 212 538 7833	Email: ETN.Desk@credit-suisse.com	Website: www.credit-suisse.com/etn